Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            ARC Resources Ltd./ARC Energy Trust Announce the October 2008 increase to the ARX Exchangeable Shares Exchange Ratio

            CALGARY, Oct. 31 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.45490 to 2.49032. Such increase will be effective on November 17, 2008.

            The following are the details on the calculation of the exchange ratio:

            <<
            -------------------------------------------------------------------------

                                             10 day
                                           weighted
                                            average
                                            trading              Effective
            Record                 ARC       price                date of
            date of              Energy    of AET.UN                the      Exchange
            ARC Energy            Trust   (prior to    Increase   increase    ratio
            Trust       Opening  distrib-   the end       in         in       as of
            distrib-   exchange   ution      of the    exchange   exchange  effective
            ution        ratio   per unit    month)    ratio(xx)    ratio      date
            -------------------------------------------------------------------------

            October                                               November
            31, 2008    2.45490   $0.24     $16.6359    0.03542   17, 2008   2.49032

            -------------------------------------------------------------------------

            (xx) The increase in the exchange ratio is calculated by dividing the ARC
                 Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
            >>

            A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

            <<
            ARC RESOURCES LTD.
            John P. Dielwart,
            President and Chief Executive Officer
            >>

            %SEDAR: 00001245E          %CIK: 0001029509

            /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9/
            (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 15:20e 31-OCT-08